UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
Specialized Disclosure Report
______________________________
Arcosa, Inc.
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-38494	82-5339416
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 N. Akard Street Suite 400, Dallas, Texas		75201
(Address of principal executive offices)		(Zip Code)

Mr. Bryan P. Stevenson, 972-942-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)
______________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.
☑    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuer
The specified payment disclosure required by Form SD is included in Exhibit 2.01 hereto.
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is furnished as part of this report.

Exhibit No.	Description
2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCOSA, INC.

Date: September 25, 2024	By:	/s/ Bryan P. Stevenson
	Name:	Bryan P. Stevenson
	Title:	Chief Legal Officer